545 E. John Carpenter Freeway, Suite 1300 Irving, TX 75062 ph: 972-444-4900 f: 972-444-4949 www.felcor.com nyse: fch
February 11, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	FelCor Lodging Limited Partnership Registration Statement on Form S-4 Filed December 3, 2009 File No. 333-163472
Ladies and Gentlemen:
     FelCor Lodging Limited Partnership, a Delaware limited partnership (the “Partnership”), and each of the guarantors listed on Appendix A attached hereto (collectively, the “Guarantors”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to February 11, 2010 at 3:00 p.m. Washington, D.C. time or as soon thereafter as practicable.
     The Partnership and the Guarantors hereby acknowledge that:
1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership and the Guarantors from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Partnership and the Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 11, 2010
Securities and Exchange Commission
     If you have any questions, or require any additional information, please do not hesitate to call me at (972) 444-4900 or Robert W. Dockery at Akin Gump Strauss Hauer & Feld LLP at (214) 969-4316.

Very truly yours, FELCOR LODGING LIMITED PARTNERSHIP
By:	/s/ Jonathan H. Yellen
Jonathan H. Yellen
Executive Vice President and General Counsel

APPENDIX A

Guarantors

	State of Incorporation	I.R.S. Employer
Name	or Organization	Identification Number
FelCor Lodging Trust Incorporated	Maryland	72-2541756

FelCor/CSS Holdings, L.P.	Delaware	75-2620463

FelCor/St. Paul Holdings, L.P.	Delaware	75-2624292

FelCor Canada Co.	Nova Scotia	75-2773637

FelCor Hotel Asset Company, L.L.C.	Delaware	75-2770156

FelCor Lodging Holding Company, L.L.C.	Delaware	75-2773621

FelCor TRS Borrower 1, L.P.	Delaware	20-3526128

FelCor TRS Borrower 4, L.L.C.	Delaware	20-3900525

FelCor TRS Holdings, L.L.C.	Delaware	75-2916176